October 28th, 2022

US Securities & Exchange Commission

Corporate Finance Division

Office of Real Estate & Construction

Washington, DC 20549

Attn: Mr. Mark Rakip

Re:	Community Redevelopment Inc. Form 10-K for fiscal year ended December 31, 2021 Filed April 1, 2022 Form 10-Q for the interim period ended June 30, 2022 Filed August 29, 2022 File No. 000-26439

Dear Ms. Rakip,

We are in receipt of your letter dated October 4th, 2022, regarding the issuer and the aforementioned filing. Below please find our respective responses:

Form 10-K for fiscal year ended December 31, 2021

General

1.	We note that the Merger Agreement with Red Hills Capital Advisors, LLC was finalized on September 21, 2021, and as such it would appear that such agreement was valid and enforceable at December 31, 2021. Further, as evidenced in Note 5 within your Form 10- Q for the interim period ended June 30, 2022, you indicate that due to the Agreement rescission on June 28, 2022, all 18.5 million shares issued to Red Hills as consideration for these removed assets are to be returned to the Treasury of the Company, placing each side exactly as they were just prior to said Agreement. Based on your disclosures, please tell us how you have accounted for the rescission and cite the accounting literature relied upon. In your response, specifically address your presentation of the Agreement as of and for the fiscal year ended December 31, 2021, and as of and for the interim period ended June 30, 2022; in addition, tell us what discussions, if any, you have had with your independent auditor regarding your accounting for the rescission.

RESPONSE: Yes, we agree that the statements made in our filings & supra that the agreement was fully valid and enforceable at December 31, 2021, and that on June 28th, 2022 we rescinded said agreement, which by definition placed each of the two parties in the same position they were 1 day prior to the agreement. Each is accurate at their respective time period and not in contradiction.

In our June 30th 10-Q we accounted for this decision based upon ASC 845-10 Non-Monetary Transaction, which states that “the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange.” We recorded the shares to be returned at the fair value as of the date of the agreement and recorded a loss on rescission as the difference between the carrying amount of the investments and the fair value of the shares as of the date of the rescission, meaning the fair value as of December 31st was $18.5m, and as of June 30th it was $8,158,739.

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Note however, we inadvertently erred in classifying the loss as a loss from “discontinued operations”. While this is clearly a specific accounting term, this was a draftman’s error and this should have instead presented as a loss from rescission of acquisition of interest within the statement of operations. We propose to revise this term in Note 5 to Loss from Rescission of Acquisition of Interest, and to remove this line in our statement of operations and to transfer the stated amount of $8,158,739 to “Loss from Continuing Operations”, and to combine it with the $610,074 previously entered. We will revise this going forward.

Our current Board informed our independent Auditor of the very real likelihood of Bankruptcy by the end of this year if immediate corporate restructuring was not undertaken. The math of the situation was both clear and indisputable. The very definition of a “rescission” is to leave both parties exactly as they were the day before the agreement. Per ASC 845-10, we used the fair value method, which per the facts above, entailed returning the shares to treasury & removing the properties from the corpus of the company.

2.	We note your response to our previous comment 4 and that Community Redevelopment no longer holds Investments in Real Estate Interests on its balance sheet. We also note that the balance sheet in your Form 10-Q for the quarter ended June 30, 2022, shows that your assets currently consist of Cash and Other Current Assets; however, on page 10 of Form 10-Q, you reference “Cash and Cash Equivalents.” Please provide an analysis of your status under section 3(a)(1)(C) of the Investment Company Act of 1940. As part of your analysis, please include a description (including maturity information about) and amount of the types of “Cash Equivalents” Community Redevelopment holds. In addition, please state what comprises “Other Current Assets” and provide a dollar amount and percentage for each type of asset.

RESPONSE: At no time has this issuer presented “Cash Equivalents”. We do not have any “cash equivalents”. Your reference to this term on page 10 of the past 10-Q is inaccurate as to this issuer’s disclosures. Page 10 is simply “Significant Accounting Policies” where this term appears along with “Use of Estimates”, Concentration of Credit Risk”, etc. These are boiler-plate definitional sections, not presented as a specific element of this issuer’s financials. However, upon review, we did find that term on page 26 under “Liquidity & Capital Resources”. As we have no cash equivalents, we propose to simply remove this one term, leaving “Cash” alone, as that term and amount shown are accurate. This term inadvertently again appears in the Cash Flow Statement, we likewise propose to revise and amend by simply removing the term “and cash equivalents”, as the figures shown all relate to cash alone. Again, this issuer has no “cash equivalents”, we apologize for the confusion it may have caused.

With regard to your request for us to “provide an analysis of your status under section 3(a)(1)(C) of the Investment Company Act of 1940”, we assume that this was prompted by our inadvertent use of the term “cash equivalents”, which this issuer does not have. Moreover, this issuer simply and clearly has no “status” under §3(a)(1)(C) of the Investment Company Act of 1940. Said section reads:

(a)	Definitions
(1)	When used in this subchapter, “investment company” means any issuer which—
(c)	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We once again submit that nowhere in this Issuer’s charter, filings, brochure, deck or general corporate material has it ever held itself out as an investment vehicle for securities, and does not partake of any investing, reinvesting or trading in any securities. The only business of the issuer is development of real property, and nothing further. Additionally, this issuer has no securities of any other issuer whatsoever, much less 3rd party securities “having a value exceeding 40 per centum of the value of such issuer’s total assets”. While the issuer is well aware that there are other numerous factual scenarios which could bring a company under the aegis of the 1940 Act, we do not find any fact scenario which inures to this issuer bringing it under the 1940 Act.

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Form 10-Q for interim period ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 20

3.	We note your disclosure in note 12, as well as from your response, noting agreements pertaining to "several" properties which "are being negotiated and expected to be brought into the Company during the next quarter." At an individual agreement level, please tell us whether any of these acquisitions are probable of occurrence and specifically address how you considered the financial statement requirements pursuant to Rules 8-04 or 8-06 of Regulation S-X, as applicable. As part of your response, indicate whether any of the properties for which acquisition is probable have a rental history for which financial statements of real estate operations would be required.

RESPONSE: The issuer’s disclosures in Note 12 of the June 30th 10-Q were accurate. The term “probable” means “more likely than not”. Two properties have been acquired by the issuer on September 30th, thus validating the accuracy of the statements made in the June 30th 10-Q that these acquisitions were “probable of occurrence”. The two properties acquired on September 30th are under development and expected to be operational in 2023. Given the undeveloped nature, with no rental or revenue history, Per Rule S-X 3-05(d)(1)(2), these are deemed as real properties in accounting terms, and not business acquisitions. As such, they are outside the audited financial statement and other requirements of Rules S-X-11-01, 3-05, 804 or 8-06.

4.	We note that due to the rescission of the Red Hills Capital Advisors LLC agreement, you have nominal assets, consisting primarily of cash, and have not generated revenues to date. Given the foregoing, please tell us how you concluded that you are not a shell company.

RESPONSE: In my objective legal opinion, this company is not, and has never been a “shell company” as that term is defined by the SEC. The very term “shell company”, is defined in SEC Release No. 33-8869, defining a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

1.	no on nominal operations; and
2.	either:
no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Commission has not definitively defined the term “nominal operations” in the Release or elsewhere, and, therefore, the issue is properly interpreted on a case-by-case factual basis. However, because of the “and” after (1) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). In other words, if an issuer factually demonstrates it has more than nominal operations, it should not be considered a shell company as defined in the Release.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company at some point in its history and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release. This footnote in essence calls for an analysis of the company’s business activities to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest overt actions towards developing a legitimate business. These activities include, but are not limited to such things as:

1.	entering into agreements with customers, vendors, manufacturers, etc.;
2.	having a working transactional bank account;
3.	entering into product development agreements or similar agreements for the development of a product or service;
4	hiring of professionals;

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In light of the several suggestions listed supra, we find that when analyzing this issuer, that it has in fact all four of these elements. It had ongoing operations going back historically predating the filing of their “Super 8-K” with Form 10 information. This includes a stable Board which has effectively dealt with both original and new debt holders; has always had an operative transactional account, has leased offices, has institutional loans in excess of $1.5 million dollars, has always employed the necessary professionals required such as developers, appraisers, model designers, as well as those necessary to ensure timely filings with the SEC including accountants, auditors, attorneys, etc. Moreover, this issuer does have bookable assets, including the two properties noted supra.

In short, it is our objective legal opinion that this issuer has (and has had) sufficient determinative ongoing operations, and is not (and has not been in the past) a “shell company” bereft of operations, which per the very definition is a pre-requisite to analyzing the assets.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your time in this matter.

Sincerely yours,

/s/ David E. Price, Esq.

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc
Encl.

cc: Board of Dirs.

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